Exhibit 99.3


[LOGO]                                                           ARA
                                                                LISTED
                                                                NYSE
ARACRUZ


              ARACRUZ SIGNS US$50 MILLION LOAN AGREEMENT WITH THE IFC


(Aracruz, December 9, 2004) - Aracruz Celulose S.A. (NYSE: ARA) announced today that it has signed a US$50 million loan agreement with the International Finance Corporation (IFC), the private sector arm of the World Bank Group. The 10-year loan will support Aracruz's corporate initiatives.

As part of the process for conceding the loan, over the past few months the IFC conducted an extensive and detailed analysis of the social and environmental features of the company, in order to verify its compliance with their strict requirements in these areas. The evaluation included visits to Aracruz's operational areas and contact with stakeholders such as government, NGOs and local communities. The process also involved a separate analysis of the Brazilian forest certification system, Cerflor, to which Aracruz adheres. The results were posted on the IFC's website, for public access and comments from stakeholders, after having been fully approved by the entity's board of directors.

Carlos Aguiar, Aracruz's Chief Executive Officer, said "This transaction is an opportunity for the IFC and Aracruz to start a business relationship that will provide the company with a stable long-term funding base, as well as being an endorsement of Aracruz's corporate governance and environmental and social practices". "Moreover, the terms of the loan agreement are in line with Aracruz's strategy of improving its debt maturity profile", he added.

Peter Woicke, head of the IFC and Managing Director of the World Bank Group, stated, "This transaction fits well with the IFC's strategy for the forest products sector, which focuses our efforts on competitive projects that emphasize sustainable forestry management, eco-efficient technologies, and environmental investments. Our investment will benefit Brazil by increasing the competitiveness of a company that serves as a benchmark for efficiency and sustainability and that generates over $1 billion in export revenues."

Aracruz Celulose is the world's leading producer of bleached eucalyptus pulp and one of Brazil's largest exporters. Its nominal pulp production capacity, totaling 2.4 million tons a year, is distributed between two pulp making units in Espirito Santo and Rio Grande do Sul. Aracruz's forestry operations are situated in the states of Espirito Santo, Bahia, Minas Gerais and Rio Grande do Sul. They involve some 247,000 hectares of eucalyptus plantations, intermingled with around 128,000 hectares of native forest reserves, which are of fundamental importance for ensuring the balance of the ecosystem.


   For further information, please contact our Investor Relations Department:

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                             FAX: (55-21) 3820 8274
                          E-MAIL: invest@aracruz.com.br
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